SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 17, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2012 RESULTS

Highlights:

•	2Q12 Net Revenue Increases 10.2% Compared to 1Q12

•	2Q12 Net Income of US$0.37 per Basic Share Compared to a Net Loss of US$0.21 in 1Q12

•	2Q12 Gross Margin More than Doubled to 12.8% Compared to 6.2% in 1Q12

•	Company Generates US$16.0 Million of Free Cash Flow in 2Q12

•	Board Authorizes Management to Determine Whether to Enter into a New Repurchase Program

•	Company Expects 3Q12 Revenue Growth of 4% to 8% Compared to 2Q12, with Gross Margin on a Consolidated Basis in the Range of Approximately 12% to 18%

Hsinchu, Taiwan, August 17, 2012 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the second quarter ended June 30, 2012. All U.S. dollar figures in this release are based on the exchange rate of NT$29.80 against US$1.00 as of June 29, 2012.

Net revenue on a US GAAP basis for the second quarter of 2012 was NT$4,829.3 million or US$162.1 million, an increase of 10.2% from NT$4,384.0 million or US$147.1 million in the first quarter of 2012 and an increase of 3.4% from NT$4,671.0 million or US$156.7 million for the second quarter of 2011.

Net income on a US GAAP basis for the second quarter of 2012 was NT$300.4 million or US$10.1 million, and NT$11.00 or US$0.37 per basic and NT$10.68 or US$0.36 per diluted common share, which compares to net loss of NT$170.0 million or US$5.7 million, and NT$6.29 or US$0.21 per basic and diluted common share, for the first quarter of 2012 and to a net loss of NT$4.1 million or US$0.1 million and NT$0.15 or US$0.01 per basic and diluted common share, for the second quarter of 2011.

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2012 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This was another strong quarter for us. Gross margin more than doubled in 2Q12 to 12.8% from 6.2% in 1Q12, underscoring the considerable leverage in our model. We expect a further improvement in 3Q12 as we continue to increase our utilization levels by focusing on supporting customers gaining share in their respective markets. Our overall utilization rate exiting the quarter improved to 78% compared to 73% in Q1’12. Revenue growth in Q2 was mainly driven by our memory business, which benefitted from growth in DRAM, flash and SRAM. We are also pleased with the robust revenue growth achieved in our mixed-signal and LCDD businesses. We expect strength in our LCDD and memory business to continue as we move through 2012. All of the above positive trends give us confidence in our business prospects.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our revenue growth, profitability and operating expenses were all in-line with expectations. Capital expenditures in the second quarter were US$34.4 million, also in-line with our plan of spending approximately 60% of our annual capex budget in the first half of 2012 in support of the customer program and end markets key to our growth and improved profitability. Depreciation and amortization expenses in Q2 2012 came in at US$42.4 million, a US$3.1 million reduction compared to Q1 2012. We expect a further reduction in depreciation expenses in second half of 2012. Our balance sheet continues to improve as we generated free cash flow of US$16.0 million in Q2 2012. We exited the quarter with a balance of cash and cash equivalents of US$221.4 million. Given our business and balance sheet strength, the Company’s Board has authorized management in its discretion to determine whether to enter into a new share repurchase plan on behalf of the Company, to replace the repurchase plan adopted in 2011. The authorization includes determining the maximum repurchase price per share and establishing plan terms and conditions with a designated broker. A new plan has not been entered into as of the date of this release. The Company will make a disclosure to the market at such time that a new plan is entered into.”

Selected Operation Data

	2Q12		1Q12
Revenue by segment
Testing		30%		28%
Assembly		34%		36%
LCD Driver		22%		22%
Bumping		14%		14%

Utilization by segment
Testing		73%		61%
Assembly		82%		81%
LCD Driver		75%		75%
Bumping		85%		77%
Overall		78%		73%

CapEx	US$	34.4 million	US$	19.7 million
Testing		16%		10%
Assembly		14%		13%
LCD Driver		48%		47%
Bumping		22%		30%

Depreciation and amortization expenses (US GAAP)	US$	42.4 million	US$	45.5 million

Condensed consolidated statements of cash flows	Six months ended Jun. 30, 2012 US$ million	Six months ended Jun. 30, 2011 US$ million
Net cash provided by (used in) operating activities	28.8	80.8
Net cash provided by (used in) investing activities	(49.1)	(55.7)
Net cash provided by (used in) financing activities	(5.0)	(94.1)
Effect of exchange rate changes on cash	(0.2)	0.1
Net increase (decrease) in cash and cash equivalents	(25.5)	(68.9)
Cash and cash equivalents at beginning of period	246.9	239.7
Cash and cash equivalents at end of period	221.4	170.8

Third Quarter 2012 Outlook

The Company expects revenue growth of approximately 4% to 8% for the third quarter 2012, as compared to the second quarter of 2012, with a further improvement in gross margin on a consolidated basis in the range of approximately 12% to 18%.

This press release, to be filed on Form 6-K, will be hereby incorporated by reference into the registration statements on Form F-3 of the Company (File Nos. 333-181367) and will be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2012 results on Friday, August 17, 2012 at 8:00AM ET (8:00PM, August 17, Taiwan time). The conference call-in number is 1-201-689-8562, with confirmation ID number 397426. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-858-384-5517. The account number to access the replay is 3055 and the confirmation ID number is 397426.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com ) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2012 and Jun. 30, 2011

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Jun. 30, 2012	Mar. 31, 2012	Jun. 30, 2011	Jun. 30, 2012	Mar. 31, 2012	Jun. 30, 2011
	USD	USD	USD	USD	USD	USD
Net Revenue	162.1	147.1	156.7	162.1	147.1	156.7
Cost of Revenue	141.9	138.1	140.2	141.2	138.0	140.6

Gross Profit (Loss)	20.2	9.0	16.5	20.9	9.1	16.1

Other Operating Income	—	—	—	1.4	1.0	1.7
Operating Expenses
Research and Development	3.4	4.4	3.5	3.4	4.4	3.5
Sales and Marketing	0.6	0.7	0.6	0.6	0.7	0.6
General and Administrative	4.7	5.4	6.0	4.3	5.1	5.7
Other Operating Expenses	—	—	—	1.5	1.1	0.2

Total Operating Expenses	8.7	10.5	10.1	9.8	11.3	10.0

Income (Loss) from Operations	11.5	(1.5)	6.4	12.5	(1.2)	7.8

Non-Operating Income (Expenses), Net	0.9	(6.8)	(4.1)	0.4	(6.1)	(5.5)

Income (Loss) before Income Tax	12.4	(8.3)	2.3	12.9	(7.3)	2.3

Income Tax Benefit (Expense)	(1.9)	0.2	(3.2)	(1.9)	0.1	(3.2)

Net Income (Loss)	10.5	(8.1)	(0.9)	11.0	(7.2)	(0.9)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.8)	2.3	0.7	(0.9)	1.5	0.8

Net Income (Loss) Attributable to ChipMOS	9.7	(5.8)	(0.2)	10.1	(5.7)	(0.1)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.36	(0.22)	(0.01)	0.37	(0.21)	(0.01)

Shares Outstanding (in thousands)-Basic	27,308	27,030	26,760	27,308	27,030	26,760

Net Income (Loss) Attributable to ChipMOS-Diluted	9.7	(5.8)	(0.2)	10.1	(5.7)	(0.1)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.34	(0.22)	(0.01)	0.36	(0.21)	(0.01)

Shares Outstanding (in thousands)-Diluted	28,134	27,030	26,760	28,134	27,030	26,760

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.80 against US$1.00 as of Jun. 29, 2012. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2012 and Jun. 30, 2011

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Jun. 30, 2012	Mar. 31, 2012	Jun. 30, 2011	Jun. 30, 2012	Mar. 31, 2012	Jun. 30, 2011
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,829.3	4,384.0	4,671.0	4,829.3	4,384.0	4,671.0
Cost of Revenue	4,226.8	4,115.9	4,178.2	4,209.0	4,112.4	4,191.1

Gross Profit (Loss)	602.5	268.1	492.8	620.3	271.6	479.9

Other Operating Income	—	—	—	41.0	30.0	52.7
Operating Expenses
Research and Development	100.0	132.5	105.3	100.0	132.5	105.3
Sales and Marketing	18.4	20.4	17.1	18.4	20.4	17.1
General and Administrative	141.7	161.1	177.6	127.9	153.0	171.3
Other Operating Expenses	—	—	—	44.0	32.6	7.3

Total Operating Expenses	260.1	314.0	300.0	290.3	338.5	301.0

Income (Loss) from Operations	342.4	(45.9)	192.8	371.0	(36.9)	231.6

Non-Operating Income (Expenses), Net	27.1	(202.7)	(123.0)	13.3	(180.7)	(165.0)

Income (Loss) before Income Tax	369.5	(248.6)	69.8	384.3	(217.6)	66.6

Income Tax Benefit (Expense)	(55.4)	7.1	(95.9)	(57.6)	3.4	(94.3)

Net Income (Loss)	314.1	(241.5)	(26.1)	326.7	(214.2)	(27.7)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(24.8)	67.5	20.7	(26.3)	44.2	23.6

Net Income (Loss) Attributable to ChipMOS	289.3	(174.0)	(5.4)	300.4	(170.0)	(4.1)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	10.59	(6.44)	(0.20)	11.00	(6.29)	(0.15)

Shares Outstanding (in thousands)-Basic	27,308	27,030	26,760	27,308	27,030	26,760

Net Income (Loss) Attributable to ChipMOS-Diluted	289.3	(174.0)	(5.4)	300.4	(170.0)	(4.1)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	10.28	(6.44)	(0.20)	10.68	(6.29)	(0.15)

Shares Outstanding (in thousands)-Diluted	28,134	27,030	26,760	28,134	27,030	26,760

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2012 and Jun. 30, 2011

Figures in Millions of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Jun. 30, 2012	Mar. 31, 2012	Jun. 30, 2011	Jun. 30, 2012	Mar. 31, 2012	Jun. 30, 2011
ASSETS	USD	USD	USD	USD	USD	USD
Cash and Cash Equivalents	221.4	251.9	170.8	221.4	251.9	170.8
Financial Assets at Fair Value Through Profit or Loss	33.6	—	—	33.6	—	—
Accounts and Notes Receivable	132.9	117.6	117.1	132.9	117.6	117.1
Inventories	53.0	55.0	54.8	53.0	55.0	54.8
Other Current Assets	16.9	14.0	39.9	16.9	14.0	39.7

Total Current Assets	457.8	438.5	382.6	457.8	438.5	382.4

Long-Term Investments	1.3	1.3	0.3	1.3	1.3	0.3

Property, Plant & Equipment-Net	434.4	440.2	524.0	420.3	426.6	511.5
Intangible Assets	3.3	3.3	3.2	3.3	3.3	3.2
Other Assets	35.7	38.6	43.6	38.1	41.6	46.2

Total Assets	932.5	921.9	953.7	920.8	911.3	943.6

LIABILITIES
Current Liabilities
Short-Term Loans	21.5	13.1	32.3	21.5	13.1	32.3
Current Portion of Long-Term Debts	47.7	46.8	142.8	47.7	46.8	142.8
Accounts Payable and Payables to Contractors and Equipment Suppliers	49.4	54.4	44.3	49.4	54.4	44.3
Current Portion of Long-Term Lease Payable	—	—	27.0	—	—	27.0
Other Current Liabilities	53.2	59.4	62.5	53.2	59.4	62.5

Total Current Liabilities	171.8	173.7	308.9	171.8	173.7	308.9
Long-Term Liabilities
Long-Term Debts	249.2	248.2	139.7	249.2	248.2	139.7
Long-Term Lease Payable	—	—	8.7	—	—	8.7
Other Liabilities	3.3	3.3	3.3	13.8	15.1	16.3

Total Liabilities	424.3	425.2	460.6	434.8	437.0	473.6

EQUITY
Shareholders’ Equity
Capital Stock	1.3	1.3	1.3	1.3	1.3	1.3
Deferred Compensation	—	—	—	—	—	—
Capital Surplus	513.1	512.3	515.3	499.9	499.3	505.2
Retained Earnings (Accumulated Losses)	(123.3)	(132.9)	(130.8)	(120.3)	(130.3)	(130.3)
Treasury Stock	(30.9)	(31.0)	(37.4)	(30.9)	(31.0)	(37.4)
Cumulated Translation Adjustments	14.4	14.2	11.3	14.4	14.2	11.3
Unrecognized Pension Cost	—	—	—	(7.9)	(7.8)	(8.9)

Total Shareholders’ Equity	374.6	363.9	359.7	356.5	345.7	341.2

Noncontrolling Interests	133.6	132.8	133.4	129.5	128.6	128.8

Total Equity	508.2	496.7	493.1	486.0	474.3	470.0

Total Liabilities & Equity	932.5	921.9	953.7	920.8	911.3	943.6

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.80 against US$1.00 as of Jun. 29, 2012. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2012 and Jun. 30, 2011

Figures in Millions of NT dollars (NTD)

	ROC GAAP			US GAAP
	Jun. 30, 2012	Mar. 31, 2012	Jun. 30, 2011	Jun. 30, 2012	Mar. 31, 2012	Jun. 30, 2011
ASSETS	NTD	NTD	NTD	NTD	NTD	NTD
Cash and Cash Equivalents	6,596.6	7,506.3	5,088.5	6,596.6	7,506.3	5,088.5
Financial Assets at Fair Value Through Profit or Loss	1,000.7	—	—	1,000.7	—	—
Accounts and Notes Receivable	3,962.1	3,506.0	3,490.2	3,962.1	3,506.0	3,490.2
Inventories	1,579.6	1,638.9	1,632.7	1,580.4	1,639.7	1,633.9
Other Current Assets	504.3	417.9	1,190.6	504.3	417.9	1,184.4

Total Current Assets	13,643.3	13,069.1	11,402.0	13,644.1	13,069.9	11,397.0

Long-Term Investments	39.1	39.1	10.5	39.1	39.1	10.5

Property, Plant & Equipment-Net	12,943.6	13,117.7	15,614.1	12,525.6	12,712.9	15,242.3
Intangible Assets	97.8	97.5	94.1	97.8	97.5	94.1
Other Assets	1,064.0	1,150.1	1,299.2	1,131.9	1,236.5	1,376.1

Total Assets	27,787.8	27,473.5	28,419.9	27,438.5	27,155.9	28,120.0

LIABILITIES
Current Liabilities
Short-Term Loans	641.8	389.8	963.7	641.8	389.8	963.7
Current Portion of Long-Term Debts	1,420.5	1,395.5	4,255.9	1,420.5	1,395.5	4,255.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,472.4	1,622.5	1,318.7	1,472.4	1,622.5	1,318.7
Current Portion of Long-Term Lease Payable	—	—	804.9	—	—	804.9
Other Current Liabilities	1,585.0	1,771.0	1,863.1	1,585.0	1,771.0	1,863.1

Total Current Liabilities	5,119.7	5,178.8	9,206.3	5,119.7	5,178.8	9,206.3
Long-Term Liabilities
Long-Term Debts	7,424.2	7,395.4	4,161.6	7,424.2	7,395.4	4,161.6
Long-Term Lease Payable	—	—	260.6	—	—	260.6
Other Liabilities	99.2	98.5	95.9	411.9	450.8	486.6

Total Liabilities	12,643.1	12,672.7	13,724.4	12,955.8	13,025.0	14,115.1

EQUITY
Shareholders’ Equity
Capital Stock	39.5	39.5	39.0	39.5	39.5	39.0
Deferred Compensation	—	—	(0.4)	—	—	—
Capital Surplus	15,290.3	15,267.3	15,356.5	14,898.9	14,880.6	15,055.0
Retained Earnings (Accumulated Losses)	(3,674.0)	(3,961.4)	(3,896.8)	(3,585.5)	(3,884.1)	(3,883.1)
Treasury Stock	(919.8)	(924.8)	(1,115.0)	(919.8)	(924.8)	(1,115.0)
Cumulated Translation Adjustments	426.8	422.9	337.2	426.8	422.9	337.2
Unrecognized Pension Cost	—	—	—	(235.7)	(235.6)	(265.0)

Total Shareholders’ Equity	11,162.8	10,843.5	10,720.5	10,624.2	10,298.5	10,168.1

Noncontrolling Interests	3,981.9	3,957.3	3,975.0	3,858.5	3,832.4	3,836.8

Total Equity	15,144.7	14,800.8	14,695.5	14,482.7	14,130.9	14,004.9

Total Liabilities & Equity	27,787.8	27,473.5	28,419.9	27,438.5	27,155.9	28,120.0